40-33

RECEIVED
MAY 20 2010
The Division of
Investment Management

PACIFIC SELECT FUND

ROBIN S. YONIS
Vice President
General Counsel
Phone: (949) 219-6767
Fax: (949) 719-0804
Robin.Yonis@PacificLife.com

SEC MAIL PROCESSING
RECEIVED
MAY 17 2010
WASH. DC 200 SECTION

May 17, 2010

BY COURIER OR OVERNIGHT DELIVERY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Document Filed with Respect to Pacific Select Fund (File No. 811-5141

Dear Sirs:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Order Granting Stay, dated April 19, 2010, in *Pacific Select Fund v. The Bank of New York Mellon and BNY Mellon, N.A.*, (U.S.D.C., C.D. Cal.) (Case No. SACV10-00198 DOC (ANx)).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Sincerely,

Enclosures

10000605

15551839.1.BUSINESS

Jonathan D. Schiller (*p.h.v.* application to be filed)
jschiller@bsfllp.com
BOIES, SCHILLER & FLEXNER LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
Telephone: (212) 446-2300
Facsimile: (212) 446-2350

JS-6

David W. Shapiro (219265)
dshapiro@bsfllp.com
Kieran Ringgenberg (208600)
kringgenberg@bsfllp.com
BOIES, SCHILLER & FLEXNER LLP
1999 Harrison St., Suite 900
Oakland, CA 94612
Telephone: (510) 874-1000
Facsimile: (510) 874-1460

Attorneys for Defendants The Bank of New York Mellon, and BNY Mellon, N.A.

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA – SOUTHERN DIVISION

PACIFIC SELECT FUND, Plaintiff, v. THE BANK OF NEW YORK MELLON, a New York chartered bank, and BNY MELLON, N.A., a nationally-chartered bank, Defendants.	CASE NO. SACV10-00198 DOC (ANx) **ORDER GRANTING STAY**

Defendants The Bank Of New York Mellon and BNY Mellon, N.A. have moved for a stay pending resolution of a motion before the Judicial District on Multipanel Litigation ("JPML") to transfer and consolidate this case and three other related, pending actions. The Court has inherent authority to stay actions, and "it is often appropriate to stay preliminary pretrial proceedings while a motion to transfer and consolidate is pending" with the JPML. *Rivers v. Walt Disney Co.*, 980 F. Supp. 1358, 1362 (C.D. Cal. 1997); *see also Smith v. Mail Boxes, Etc.*, 191 F. Supp. 2d 1155, 1157 (E.D. Cal. 2002).

In this case, conservation of judicial and private resources favors a stay. A stay may avoid potentially duplicative efforts in resolving an expected motion to dismiss and in setting a case schedule and discovery plan. Moreover, because the stay is expected to be short, there will be no prejudice to any party.

It is hereby **ORDERED THAT** this case will be stayed – and all deadlines suspended – pending resolution of the motion for transfer and consolidation that is currently pending before the JPML that pertains to this case.

Dated: April 19, 2010

David O. Carter

HON. DAVID O. CARTER
United States District Judge